Free Writing Prospectus
(Supplementing Preliminary Prospectus filed September 17, 2010)
Filed pursuant to Rule 433
Registration Statement No. 333-169347

September 27, 2010
ELSTER GROUP SE
     We are amending our preliminary prospectus filed with the Securities and Exchange Commission on September 17, 2010 to reflect the following change to the expected composition of our Administrative Board and to update our disclosure on the dilution resulting from our offering to illustrate the dilutive effect as of June 30, 2010.
Change to Expected Composition of Administrative Board
     Mr. Léo Apotheker, whom we had expected would join our Administrative Board and its Audit and Compliance Committee, has informed us that he expects to assume a full time senior executive role in a large global company and that his acceptance of that position would preclude him from devoting the time necessary to carry out his duties as a member of our Administrative Board and Audit and Compliance Committee.
     After the conclusion of our initial public offering, we expect that our Administrative Board will be comprised of the following individuals:
Simon Beresford-Wylie
Howard Dyer
Gregor Hilverkus
Steven Koltes
Marc Strobel
Michael Cannon
John J. Delucca
     We expect that Mr. Hilverkus will remain as a member of our Audit and Compliance Committee after the completion of our initial public offering until our annual general meeting of shareholders to be held in the first half of 2011. Under U.S. Securities and Exchange Commission rules, a minority of the members of our Audit and Compliance Committee (one member in our case) may be exempt from the independence requirements we describe in our preliminary prospectus for one year from the effective date of our registration statement.
Dilution
     The second paragraph and table on page 51 and the first paragraph and table on page 52 of the Preliminary Prospectus are amended as follows:
     Our net tangible book value as of June 30, 2010 was a negative $697.1 million, or negative $31.09 per ordinary share (equivalent to negative $7.77 per ADS). This is based on there being a total of 22,421,877 ordinary shares (equivalent to 89,687,508 ADSs) outstanding immediately prior to the closing of this offering, which in turn assumes that all of the preferred shares that Rembrandt Holdings S.A., our principal shareholder and a selling shareholder in this offering, currently holds have been replaced by ordinary shares immediately prior to the closing of this offering. See “Our History and Recent Corporate Transactions—Capital Measures in Connection with the Offering” for a description of this replacement. After giving effect to the sale of 10,294,116 ADS, which represent 2,573,529 of our ordinary shares, in this offering assuming an initial public offering price of $17 per ADS ($68 per ordinary share), which is the midpoint of the initial offering price range set forth on the front cover page of this prospectus, less the underwriting discount and the estimated offering expenses payable by us and without taking into account any other changes in our net tangible book value after June 30, 2010, our pro forma as adjusted net tangible book value at June 30, 2010 would have been negative $538.0 million, or negative $21.52 per ordinary share (negative $5.38 per ADS). This represents an immediate increase in net tangible book value of $9.57 per ordinary share ($2.39 per ADS) to the existing shareholders and an immediate dilution in net tangible book value of negative $89.52 per ordinary share (negative $22.38 per ADS) to investors purchasing our ADSs in this offering. The following table illustrates this dilution per ordinary share and per ADS:

	Per Share	Per ADS
	(in $)

Assumed initial public offering price	68.00	17.00
Net tangible book value before the change attributable to new investors	-31.09	-7.77
Increase in net tangible book value attributable to new investors	9.57	2.39
Pro forma net tangible book value after this offering	-21.52	-5.38
Dilution to new investors	-89.52	-22.38
      The following table summarizes, on a pro forma basis to give effect to the replacement of preferred shares, and the offering as of June 30, 2010, the number of our ADSs purchased during the past five years, the total consideration paid for those ADSs and the average price per ADS paid (before deducting the underwriting discount and our estimated offering expenses):

	ADSs Purchased During Past Five Years		Total Consideration	Average Price per
	Number	Percent	in $ Millions	ADS in $

Existing Shareholders(1)	24,404,508	24.4	414.9	17.00
New Shareholders	16,200,000	16.2	275.4	17.00

Total	40,604,508	40.6%	690.3	17.00

(1)	Our existing shareholders acquired the equivalent of 59,377,116 ADSs more than five years ago, representing 59.4% of our total number of ADSs on a pro forma basis as indicated above. They acquired these ADSs at an average price per ADS of $0.03.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request any of these documents by calling Deutsche Bank Securities at (800) 503-4611, Goldman, Sachs & Co. at (866) 471-2526 or J.P. Morgan at (866) 803-9204.